
Bangkok Bank
ธนาคารกรุงเทพ


03022218

April 21, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


MAY 01 2003
WASH. D.C.
180

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2003 first quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835


Bangkok Bank
ธนาคารกรุงเทพ

Ref: FSSR 64/2003
18 April, 2003

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter ended March 31, 2003

We are pleased to submit herewith, the unreviewed balance sheet and statement of income of the Bank, and Form F45-1 for the quarter ended March 31, 2003, one copy each in Thai and in English.

For the quarter ended March 31, 2003, the Bank reported a net profit before tax of Baht 1,910.6 million. In comparison to the same quarter last year, net profit has increased Baht 357.7 million or 23.0 %. This is due to a decrease in interest expense of Baht 1,195.7 million or 15.2 % and an increase in gain on exchange of Baht 153.6 million or 29.7 %.

Kindly be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Financial Information Service Division

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 685-7875 โทรสาร (662) 685-7859 www.bbl.co.th
Bangkok Bank Public Company Limited (Bor.Mor.Jor. 111)
333 Silom Road Bangkok 10500 Thailand Tel.(662) 685-7875 Fax.(662) 685-7889 www.bbl.co.th
LTSIM-E.doc



Summary Statement of Liabilities and Assets * C.B. 1.1

As of 31 March, 2003

ASSETS	Baht
Cash	16,639,576,549.50
Interbank and money market items	130,152,480,193.09
Securities purchased under resale agreements	19,650,000,000.00
Investment in securities, net (with obligations Baht 94,048,992,000.00)	325,386,500,041.20
Credit advances (net of allowance for doubtful accounts)	684,340,106,408.47
Accrued interest receivables	1,807,828,459.04
Properties foreclosed, net	31,203,921,104.38
Customers' liabilities under acceptances	1,283,941,630.12
Premises and equipment, net	29,674,000,649.05
Other assets	12,784,525,417.05
Total Assets	1,252,922,880,451.90
Customers' liabilities under unmatured bills	8,983,869,388.78
Total	1,261,906,749,840.68
LIABILITIES	
Deposits	1,071,115,538,828.63
Interbank and money market items	21,983,914,720.30
Liabilities payable on demand	3,839,148,469.38
Securities sold under repurchase agreements	-
Borrowings	78,907,033,564.04
Bank's liabilities under acceptance	1,283,941,630.12
Other liabilities	18,451,415,895.65
Total Liabilities	1,195,580,993,108.12
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	20,421,654,605.08
Other reserves and profit and loss account	22,251,825,798.70
Total Shareholders' Equity	57,341,887,343.78
Total Liabilities and Shareholders' Equity	1,252,922,880,451.90
Bank's liabilities under unmatured bills	8,983,869,388.78
Total	1,261,906,749,840.68

Non-Performing Loans for the quarter ended March 31, 2003	
(28.69% of total loans before allowance for doubtful accounts)	240,097,129,000.00
Required provisioning for loan loss for the quarter ended March 31, 2003	112,463,607,562.20
Actual allowance for doubtful accounts	149,539,841,262.88
Loans to related parties	29,902,692,205.16
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	54,629,858,877.56
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	91,340,440,274.64
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	12,185,891,872.50
Total liabilities	30,198,425.05
Significant contingent liabilities	
Avals to bills and guarantees of loans	20,270,587,195.17
Letters of credit	26,879,020,712.35

Bangkok Bank Public Company Limited

Statements of Income

For the Quarter Ended March 31,

(Unreviewed)

Unit : Thousand Baht

	2003	**2002**
Interest and dividend income	13,181,993	13,217,689
Interest expenses	6,692,821	7,888,480
Bad debt and doubtful accounts	1,205,276	1,028,414
Non-interest income	3,985,957	3,384,143
Non-interest expenses	7,359,259	6,132,021
Income before income tax	1,910,594	1,552,917
Income tax expenses	-	-
Net profit	1,910,594	1,552,917
Earnings per share (Baht)	1.30	1.06

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

PL-3E.doc

NOTE 1. Classified loans and accrued interest receivables

As at March 31, 2003, classified loans and accrued interest receivables in accordance with the notification of the BOT dated February 28, 2003 are as follows :

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables Net of collateral Permitted by BOT*	% Required per BOT	Million Baht Provision Required by the BOT *
Normal	559,519.7	270,994.5	1	2,709.9
Special mentioned	36,331.9	8,350.0	2	167.0
Substandard	18,556.5	5,925.8	20	1,185.2
Doubtful	49,896.8	27,963.6	50	13,981.8
Doubtful of loss	171,551.9	82,227.2	100	82,227.2
Total	835,856.8	395,461.1		100,271.1

* Exclude interbank & money market amounting to Baht 2,917.2 million

As at March 31, 2003, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Million Baht Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	100,271.1	137,347.3	137.0
Allowance for valuation adjustment for debt restructuring	11,890.8	11,890.8	100.0
Total	112,161.9	149,238.1	133.1

* Exclude allowance for doubtful accounts of interbank and money market, amounting to Baht 161.4 million.

2. Troubled debt restructuring

   For the quarter ended March 31, 2003, the Bank restructured loans amounting to Baht 12,366.0 million.

3. Transfer of assets to the Thai Asset Management Corporation (TAMC)

   For the quarter ended March 31, 2003, the Bank had transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the BOT, amounting to Baht 3.3 million to the TAMC.